Mail Stop 3010

March 31, 2010

<u>VIA U.S. MAIL and FAX 732-577-9980</u>

Anna T. Chew
Chief Financial Officer
Monmouth Real Estate Investment Corporation
Juniper Business Plaza
3499 Route 9 North
Suite 3-C
Freehold, NJ 07728

       Re: **Monmouth Real Estate Investment Corporation**
                Form 10-K for Fiscal Year Ended
                September 30, 2009
                Filed December 10, 2009
                Form 10-Q for Quarterly Period Ended
                December 31, 2009
                Filed February 8, 2010
                File No. 001-33177

Dear Ms. Chew:

       We have reviewed your filing and have the following comments. We have limited our review of your filing to the issues we have addressed in our comments**.** In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2009

Item 2. Properties, page 15

1.   We note your disclosure regarding your real estate portfolio. In future Form 10-K filings, on a portfolio basis please also disclose:

- Average occupancy rates for each of the last five years;

- The average effective annual rental per square foot or unit for each of the last five years; and

- A schedule of lease expirations for each of the next ten years, including the number of tenants whose leases will expire, the total area in square feet covered by such leases, the annual rental represented by such leases, and the percentage of gross annual rental represented by such leases.

        Please include the proposed disclosure in your response.

Item 5 – Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 20

2.   We note that you received net proceeds of approximately $10.5 million from the sale of common stock in October 2009. Please tell us whether you used any of the proceeds from that offering to make distribution payments to your stockholders. If so, please confirm that you will provide clarifying disclosure regarding the source of your distribution payments in future filings.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operation

Significant Accounting Policies and Estimates

Real Estate Investments, page 27

3.   Please expand your disclosure in future filings and tell us in greater detail how you determine if events or circumstances have occurred that indicate that there may be an impairment to your properties. In your response, please specifically address the properties with 61% and 0% occupancy at September 30, 2009 and your decrease in Rent PSF for leases executed or extended at three properties during the fiscal year ended September 30, 2009.

Item 11 – Executive Compensation, page 48

Bonuses, page 58

4.   We note the bonus table indicates that the potential total bonus for your president, Mr. Eugene Landy, for 2009 was $100,000. The summary compensation table, however, indicates that Mr. Landy was not paid a bonus in 2009. Please tell us why the Committee did not award a bonus to Mr. Landy in 2009, including any quantitative performance data considered in that decision. Confirm that you will provide similar disclosure in future filings.

5.   You state that the bonuses awarded to the other senior executives are determined by consideration of various factors including but not limited to the employees' title, responsibilities, and years of service. Please provide more detailed disclosure regarding how these factors were taken into consideration in awarding bonuses to your other named executive officers. Provide this disclosure in future filings and tell us how you plan to comply.

Stock Options, page 50

6.   You state that the employment agreements provide that certain of your executives are eligible for grants of stock options. In addition, disclosure on pages 53 and 54 indicates that options are awarded under your 2007 Stock Option Plan. Please provide more detailed disclosure regarding how the Committee grants stock options to your named executive officers. Provide this disclosure in future filings and tell us how you plan to comply.

Notes to the Consolidated Financial Statements

Note 4 – Acquisitions and Dispositions

Fiscal 2008

Dispositions, page 92

7.   We note that you have represented that the terms of the sale were comparable to what the Company could have agreed to with an unrelated party. Additionally, we note similar disclosures elsewhere in your filing. Please tell us how you have complied with paragraph 3 of SFAS 57, Related Party Disclosures (ASC 850-10-50-5).

Signatures

8.   Please amend your Form 10-K to include a signature for the officer who is signing the Form 10-K for Monmouth Real Estate Investment Corporation. Please also include the signature of your controller, Ms. Maureen E. Vecere. Please see General Instruction D to Form 10-K.

Exhibits 31.1 and 31.2

9.   We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have deleted the language "(the registrant's fourth fiscal quarter in the case of an annual report)" from paragraph 4(d). Please revise your certifications in future filings to comply with the Exchange Act Rules.

Form 10-Q for the quarterly period ended December 31, 2009

Financial Statements

Consolidated Statements of Cash Flows, page 7

10.   Please tell us how you have complied with paragraph 28 of ASC 230-10-45, or tell us how you determined it was appropriate to begin your reconciliation with the line item 'Net Income (Loss) Attributable to MREIC Shareholders.'

*   *   *   *

        Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg, Attorney Advisor, at (202) 551-3466 or Karen Garnett, Assistant Director, at (202) 551-3785 with any other questions.

Sincerely,

Kevin Woody
Branch Chief